UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-32532

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASHLAND INC.
50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391

Telephone Number (859) 815-3333

Ashland Inc. Union Employee Savings Plan

Financial Statements and Schedules

December 31, 2015 and 2014 and for the year ended
December 31, 2015, with Report of Independent Registered Public Accounting Firm

*
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment and Administrative Oversight Committee
and Participants of the Ashland Inc. Union Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Ashland Inc. Union Employee Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying Schedule H, line 4i, - Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Lexington, Kentucky
June 17, 2016

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
(in thousands)	2015	2014
Assets
Investments, at fair value:
Interest in the Ashland Inc. Savings Plan Master Trust	$28,908	$28,157
Receivables:
Participant contributions	27	66
Employer contributions	174	186
Notes receivable from participants	1,682	1,797
Total assets	30,791	30,206

Liabilities
Accrued expenses	3	6
Total liabilities	3	6

Net assets available for benefits at fair value	30,788	30,200

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(62)	(141)
Net assets available for benefits	$30,726	$30,059

See accompanying notes to financial statements.

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2015

(in thousands)
Additions to net assets attributed to:
Plan interest in Ashland Inc. Savings Plan Master Trust investment loss	$(512)
Contributions:
Participants	1,563
Employer	747
Rollover	—
Loan interest	76
Total additions	1,874

Deductions from net assets attributed to:
Benefits paid to participants	(1,192)
Administrative expenses	(15)
Total deductions	(1,207)

Transfers	—

Net change in plan assets	667
Net assets available for benefits, beginning of year	30,059

Net assets available for benefits, end of year	$30,726

See accompanying notes to financial statements.

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014
(In thousands, except participant and per share data)
NOTE A – DESCRIPTION OF THE PLAN
The following description of the Ashland Inc. Union Employee Savings Plan (Plan) provides only general information.  The information in this Note is not a Summary Plan Description or Plan document, as these terms are defined under the Employee Retirement Income Security Act of 1974 (ERISA).  Instead, this information merely summarizes selected aspects of the Plan.  Read the Summary Plan Description or the Plan document for more information about the Plan.  The Plan document controls the terms of the Plan and supersedes any inconsistencies contained herein or in the Summary Plan Description.  Ashland Inc. (Ashland or the Company), as Plan Administrator, retains all rights to determine, interpret and apply the Plan’s terms to factual matters and matters of law.  This retained discretionary authority is more particularly described in the Summary Plan Description and in the Plan document.
General
As of December 31, 2010, the Hercules Savings and Investment Plan was renamed the Ashland Inc. Union Employee Savings Plan. In conjunction with this change, a majority of the participants were transferred to the Ashland Inc. Employee Savings Plan with the exception of a select group of union-affiliated employees. The union-affiliated employees remaining in the Plan will continue to do so indefinitely. The Trustee and Recordkeeper for the Plan is Fidelity Management Trust Company. The Plan is intended to qualify under sections 401(a), 401(k), and 401(m) of the Internal Revenue Code (IRC), and under section 404(c) of ERISA.
Contributions
Eligibility and Employee Contributions
Upon hire, all employees of Ashland or any subsidiary or affiliate who are members of a collective bargaining unit that has bargained to participate in the Plan:  (1) are eligible to participate in the Plan; (2) are enrolled in the Plan unless they choose not to participate and (3) obtain non-forfeitable (“vested”) rights to the full market value of their account.  At enrollment, participants may elect to contribute from 1% to 50% of their wages on either a pre-tax or post-tax basis, or a combination thereof subject to Internal Revenue Code (IRC) limitations. New participants are deemed to elect to contribute 3% of their wages as pre-tax contributions, unless they elect otherwise.  Excluding catch-up contributions, participants were limited to contributions of $18,000 in 2015.
Eligible employees who are at least age 50 by December 31 can make catch-up contributions in addition to the regular contribution. Catch-up contributions are pre-tax contributions from an eligible participant’s compensation in excess of a plan-imposed limit or the legal pre-tax contribution limit. Therefore, the eligible participant’s contributions must first reach a plan-imposed limit or the legal pre-tax contribution limit before any contributions are characterized as catch-up contributions. These employees may contribute a maximum of $6,000 as catch-up contributions for 2015.
Participants can direct their accounts into any one or combination of Plan investment options, including the Vanguard Target Retirement Trust Funds. The Target Funds most closely match the employee’s assumed retirement date, based on the employee’s age at the time of enrollment.  These investments gradually become more conservative over time and are Common/Collective Trusts.

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE A – DESCRIPTION OF THE PLAN (continued)

Contributions (continued)
Employer Contributions
Ashland contributes a matching contribution of 50% of the first 6% of the earnings that an employee contributes to the Plan for the pay period.  The matching contribution may be made in shares of stock or cash.
Basic Retirement Contributions
For employees hired on or after January 1, 2005, Ashland also makes a Basic Retirement Contribution equal to 2% of their earnings each pay period.
Performance Retirement Contribution
Effective January 1, 2005, the Plan was amended to permit variable employer contributions to eligible participants.  This Performance Retirement Contribution (PRC) is based on Company performance each year against specific performance targets.  Effective January 1, 2009, Company performance may include the metrics deemed advisable or convenient and may include performance of the whole Company and each affiliate.  Company performance at target will generate an average PRC contribution equal to 3% of participant’s annual wages.  If the Company’s performance exceeds the target, the average contribution could go up to 6% of annual wages.  If the Company achieves the target in a given year and generates a 3% pool, the Company will make contributions to the participants’ accounts in these amounts:

Period of Service	Percentage of Compensation
1 - 10 years	1.5%
11 - 20 years	3.0%
21 or more years	4.5%
The Company performance target for the PRC for 2015 and 2014 was Operating Income and Working Capital.  The actual 2015 and 2014 payments were $167 and $166, respectively, and are included in “Contributions Receivable” on the Statements of Net Assets Available for Benefits.
Vesting
The Plan provides for immediate vesting of all employer and employee contributions regardless of the employee’s length of participation in the Plan or service with the employer.  However, to preserve the qualified status of the Plan with the Internal Revenue Service (IRS), there are certain restrictions on the employee’s right to withdraw contributions and any earnings thereon while actively employed by Ashland or its subsidiaries.  If a participant or beneficiary entitled to a benefit cannot be located, the vested benefit is forfeited.  If such a participant or beneficiary makes a proper claim prior to the termination of the Plan, the forfeited benefit shall be restored in an amount equal to the amount forfeited, unadjusted for any gains or losses.
Voting Rights
Participants may instruct the trustee on how to vote shares of Ashland Inc. Common Stock held in their Ashland Common Stock Fund account and are notified by the trustee prior to the time such rights are to be exercised. The trustee will vote fractional shares and shares for which it received no instructions in the same proportion as the voting instructions on allocated shares received from participants. Participants may also direct the trustee on how to respond if a tender offer is made for Ashland Inc. Common Stock.

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE A – DESCRIPTION OF THE PLAN (continued)

Voting Rights (continued)
If no instructions are received from a participant on a tender offer, it will be considered to be instruction to the trustee not to respond to the offer.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) Ashland's contribution and (b) Plan earnings (losses), and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Rollovers
Participants may elect to rollover amounts from other qualified plans into this Plan in accordance with the guidelines required by the Plan and the IRC.
Notes Receivable from Participants
The Plan includes an employee note receivable provision authorizing participants to borrow a minimum of $1,000 up to a maximum amount that is equal to the lesser of $50,000 or 50% of their vested balances in the Plan. Each loan bears interest at rates ranging from 4.25% to 9.25% as determined by the Trustee.  The notes receivable are evidenced by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential notes, which have a maximum term of 10 years.  The notes receivable bear a reasonable interest rate fixed at the date the note is granted.  The notes receivable are repaid over the term in monthly installments of principal and interest by payroll deduction.  A participant also has the right to repay the note receivable in full at any time without penalty.  Delinquent loans are recorded as a distribution based upon the terms of the Plan document.
Loans are offset against the participant’s account and the related portion does not share in any income, expenses, gains, or losses (other than the interest on the loan) which are realized by the Plan. Loans are recorded at their unpaid principal balance, plus any accrued but unpaid interest.
Payments of Benefits
Participants may withdraw a certain portion of their account while employed. The portion that can be withdrawn depends upon whether the employee is age 59-½ and the source of funds. Only one such withdrawal is allowed in any 12 month period and the withdrawal cannot exceed the current value of the total account.
Upon termination of employment, the participant, or beneficiary in the event of death, may receive the entire value of the account in either a lump sum payment or installments over a limited period of time. If the total value of the account is $1,000 or less, the value of the account will be distributed in a lump sum without the participant’s consent.
Plan Termination
Although it has not expressed any intention to do so, Ashland reserves the right, at its sole discretion, to amend, suspend, modify, interpret, discontinue, or terminate the Plan or change the funding method at any time without the requirement to give cause or consideration to any individual, subject to the provisions set forth in ERISA. No accounting treatment or funding of the Plan shall be deemed evidence of intent to limit in any way the right to amend or terminate the Plan.

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of the financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the amounts reported.  Actual results could differ from those estimates.
Master Trust
The investments of the Plan are pooled with the investments of the Ashland Inc. Employee Savings Plan and the International Specialty Products Inc. 401(k) Plan in a master trust pursuant to an amended agreement between Fidelity Management Trust Company, the trustee, and Ashland — Ashland Inc. Savings Plan Master Trust (the Master Trust), effective October 1, 2012.
Investments
The Plan’s investment in the Master Trust is stated at fair value based on the fair value of the underlying investments of the Master Trust. These investments are determined primarily by quoted market prices, except for the Stable Value Fund (see Note E).
Investment Contracts
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Income and Expense Recognition
Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Master Trust’s gains and losses on investments bought and sold as well as held during the year.  This activity is presented as “Plan interest in Ashland Inc. Savings Plan Master Trust investment income (loss)” on the Statement of Changes in Net Assets Available for Benefits.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
The majority of costs and expenses of administering the Plan are paid by Ashland, except that loan initiation and maintenance fees, short-term redemption fees and overnight charges are paid by participants.  Investment management fees are paid to the investment managers from their respective funds.

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Recent Accounting Pronouncements
In July 2015, the Financial Accounting Standards Board ("FASB") issued accounting Standards Update ("ASU") 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three part standard simplifies employee benefit reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for measurement-date practical expedient. Parts I and II are effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively, with early application permitted. Part III is effective for fiscal years beginning after December 31, 2015 and should be applied prospectively, with early application permitted. Plan management is currently evaluating the impact of adopting this guidance on the financial statements.
In May 2015, the FASB issued accounting ASU 2015-07, Fair Value Measurement (Topic 820) - Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). The amendments in this ASU remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. This guidance also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Plan should apply the amendments retrospectively to all periods presented. Earlier application is permitted. Plan management is currently evaluating the impact of adopting this guidance on the financial statements.

NOTE C – MASTER TRUST INVESTMENTS
The Plan's investments are in the Master Trust, which was established for the investment of assets of the Plan and the other Ashland sponsored retirement plans. At December 31, 2015 and 2014, the Plan's interest in the net assets of the Master Trust was approximately 2%. As the Plan’s only investment, the Plan’s interest in the net assets of the Master Trust represents more than 5% of the Plan’s net assets at December 31, 2015 and 2014. The Master Trust allocates individual assets to each plan participating in the Master Trust arrangement. Therefore, the investment results from individual assets of the Plan may not reflect its proportionate interest in the Master Trust.

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE C – MASTER TRUST INVESTMENTS (continued)

The following table presents the assets including investments, receivables and liabilities of the Master Trust at December 31:

	2015	2014
Investments, at fair value:
Ashland Common Stock Fund
Money Market Fund	$1,981	$749
Ashland Inc. Common Stock	155,618	187,045
Shares of Registered Investment Companies
Domestic Equity	388,344	434,889
International Equity	49,745	50,197
Bond/Fixed Income	78,227	87,758
Lifecycle/Blended	179,208	180,852
Self-directed Brokerage Accounts	17,838	17,968
Common/Collective Trusts	340,475	354,372
Stable Value Fund
Money Market Fund	8,446	5,546
Cash Equivalents	91,199	90,466
Government Bonds/Notes	27,423	65,192
Non-U.S. Government Bonds	810	1,847
Corporate Bonds	138,823	95,916
Mutual Funds	716	712
Mortgage-backed Securities	17,682	5,681
Other	9,750	1,727
Total investments at fair value	1,506,285	1,580,917
Receivables	34,607	33,642
Total assets	1,540,892	1,614,559
Payables	(65,882)	(9,769)
Net assets available for benefits	$1,475,010	$1,604,790
The following table presents the net appreciation (depreciation) in investments (including gains and losses on investments bought and sold, as well as held during the year) and investment income in the Master Trust for the year ended December 31:

2015
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Ashland Common Stock Fund	$(25,399)
Shares of Registered Investment Companies	(23,779)
Common/Collective Trusts	(2,858)
(52,036)
Investment income:
Dividends	32,266
Interest	6,037
38,303
Total	$(13,733)

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE D – INVESTMENT CONTRACTS

The investment contracts held by the Master Trust in the Stable Value Fund are known as synthetic and separate account guaranteed investment contracts (GICs).
In a synthetic GIC structure, the underlying investments are owned by the Master Trust and held in the trust for plan participants.  The fair values of the synthetic GIC contracts including unsettled receivables and payables at December 31, 2015 and 2014 were $140,853 and $158,624 while the contract values were $137,533 and $151,714, respectively.
In a separate account GIC structure, investments are in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GIC return. The fair value of a separate account GIC is calculated using the market value provided by the insurance companies that manage the underlying assets of the product. The fair values of the separate account GIC including unsettled receivables and payables at December 31, 2015 and 2014 were $114,397 and $125,795 while contract values were $115,143 and $125,685, respectively.
Both synthetic and separate account GIC instruments have wrapper contracts that are purchased from an insurance company or bank.  The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate. The fair value assigned to the wrapper contracts at December 31, 2015 and 2014 were zero.  At December 31, 2015, the crediting interest rate for these investment contracts was between 0.85% and 3.25% and at December 31, 2014 it was between 0.99% and 3.05%.
The key factors that influence the future interest crediting rates include:  the level of market interest rates; the amount and timing of participant contributions, transfers, and withdrawals into and out of the contract; the investment returns generated by the underlying fixed income investments; and the duration of the underlying investments.
To determine the interest crediting rate, wrapper contracts use a formula that is based on the characteristics of the underlying fixed income portfolio, including the contract interest credit rate, yield to maturity of underlying investments, market value of underlying investments, contract value, duration of the portfolio, and wrapper contract fees.  The interest crediting rates of the contracts are typically reset on a quarterly basis.  All wrapper contracts provide for a minimum interest crediting of zero percent.
The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Statements of Net Assets Available for Benefits as the “Adjustment from fair value to contract value for fully benefit-responsive investment contracts.”  If the adjustment amount is positive for a specific contract, this indicates that the contract value is greater than the market value of the underlying investments.  The embedded market value losses will be amortized in the future through a lower interest crediting rate.  If the adjustment amount is negative for a specific contract, this indicates that the contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher.
The average yield of the investment contracts based on actual earnings was 1.78% gain in 2015 and 1.83% gain in 2014, while the average yield adjusted to reflect the actual interest rate credited to participants was 2.07% in 2015 and 2.03% in 2014.

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE D – INVESTMENT CONTRACTS (continued)

Limits to Ability to Transact at Fair Value
In certain circumstances, the amount withdrawn from a wrapper contract would be payable at fair value rather than at contract value.  These circumstances include termination of the Plan, a material adverse change to the provisions of the Plan, if Ashland withdraws from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan do not meet the wrapper contract issuer’s underwriting criteria.  The circumstances described above that could result in payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.
Issuer-Initiated Contract Termination
Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, material and adverse changes to the provisions of the Plan, or uncured material breaches of responsibilities.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments, or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula.
NOTE E – FAIR VALUE MEASUREMENTS
Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument’s fair value measurement. The three levels within the fair value hierarchy are described as follows:
Level 1 – Observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 – Inputs, other than quoted prices included in Level 1, which are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
Level 3 – Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date.
As of December 31, 2015 and 2014, the Plan held no investments outside of its interest held in the Master Trust.  The Plan's policy is to recognize transfers between levels as of the end of the reporting period. During 2015 and 2014, there were no transfers of investments between Level 2 to Level 1 or Level 3 to Level 2.  The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investment assets at fair value as of December 31, 2015:

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE E – FAIR VALUE MEASUREMENTS (continued)

	Level 1	Level 2	Level 3	Total
Ashland Common Stock Fund
Money Market Fund	$1,981	$—	$—	$1,981
Ashland Inc. Common Stock	155,618	—	—	155,618
Shares of Registered Investment Companies
Domestic Equity	388,344	—	—	388,344
International Equity	49,745	—	—	49,745
Bond/Fixed Income	78,227	—	—	78,227
Lifecycle/Blended	179,208	—	—	179,208
Self-directed Brokerage Accounts	17,838	—	—	17,838
Common/Collective Trusts	—	340,475	—	340,475
Stable Value Fund
Money Market Fund	8,446	—	—	8,446
Cash Equivalents	—	91,199	—	91,199
Government Bonds/Notes	—	27,423	—	27,423
Non-U.S. Government Bonds	—	810	—	810
Corporate Bonds	—	138,823	—	138,823
Mutual Funds	716	—	—	716
Mortgage-backed Securities	—	17,682	—	17,682
Other	—	9,750	—	9,750
Total	$880,123	$626,162	$—	$1,506,285

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE E – FAIR VALUE MEASUREMENTS (continued)

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investment assets at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Ashland Common Stock Fund
Money Market Fund	$749	$—	$—	$749
Ashland Inc. Common Stock	187,045	—	—	187,045
Shares of Registered Investment Companies
Domestic Equity	434,889	—	—	434,889
International Equity	50,197	—	—	50,197
Bond/Fixed Income	87,758	—	—	87,758
Lifecycle/Blended	180,852	—	—	180,852
Self-directed Brokerage Accounts	17,968	—	—	17,968
Common/Collective Trust	—	354,372	—	354,372
Stable Value Fund
Money Market Fund	5,546	—	—	5,546
Cash Equivalents	—	90,466	—	90,466
Government Bonds/Notes	—	65,192	—	65,192
Non-U.S. Government Bonds	—	1,847	—	1,847
Corporate Bonds	—	95,916	—	95,916
Mutual Funds	712	—	—	712
Mortgage-backed Securities	—	5,681	—	5,681
Other	—	1,727	—	1,727
Total	$965,716	$615,201	$—	$1,580,917
Following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2015 and 2014.
Money Market Funds, Shares of Registered Investment Companies, Mutual Funds, Ashland Inc. Common Stock – Valued at the quoted market price of shares held by the Plan at year-end.
Self-directed Brokerage Accounts – Fair value is determined based on the underlying investments, which are traded on an exchange and active market.
Common/Collective Trusts (CCT) – Valued using a Net Asset Value (NAV). The NAV of a CCT is based on the market values of the underlying securities. The beneficial interest of each investor is represented in units. Units are issued and redeemed daily at the fund's closing NAV.
Stable Value Fund – The value of the Stable Value Fund is based on the fair value of the underlying investment assets.  In order to achieve the desired returns, the investment manager of the Stable Value Fund may invest in various derivative instruments including equity futures, credit default swaps and purchase and call options.  Use of such derivative instruments did not have a material effect on the 2015 and 2014 financial statements.

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE E – FAIR VALUE MEASUREMENTS (continued)

Fair Value of Investments in Entities that Use NAV – The following table sets forth the investments valued at NAV as of December 31, 2015:

	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Vanguard Target Retirement Trusts	$340,475	None	Daily	None	None
The following table sets forth the investments valued at NAV as of December 31, 2014:

	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Vanguard Target Retirement Trusts	$354,372	None	Daily	None	None
The Vanguard Target Retirement Trusts use an asset allocation glide path to offer an appropriate level of exposure to risk and return as investors progress along the path to retirement. The year in the trust name refers to the approximate year (the target date) when an investor in the fund would retire and leave the workforce. The fund will gradually shift its emphasis from more aggressive investments to more conservative ones based on its target date. The trusts use a simple fund of funds structure which seeks to build appropriate asset allocation from preselected stock, bond, and money market portfolios. All of the assets are invested in index funds.
NOTE F – TRANSACTIONS WITH RELATED PARTIES
The Plan’s portion of the Master Trust held 39,965 and 41,296 shares of Ashland Inc. Common Stock as of December 31, 2015 and 2014, respectively, with a fair value of $4,104 and $4,946, respectively.  The Plan’s interest in the Master Trust received dividends on Ashland Inc. Common Stock of $60 in 2015.  The remaining dividends relate to certain Master Trust investments classified as Shares of Registered Investment Companies.  Fidelity Management Trust Company acts as the Trustee and Recordkeeper of the Plan.  PIMCO, an Allianz Global Investors company, and Evercore Trust Company were also providers of fiduciary services to the Master Trust during the year.
Fees of $15 were paid by the Plan for investment management.  Costs paid by Ashland are not charged to the Plan or Master Trust for services it performs on behalf of the Plan.
NOTE G – DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500.

	December 31
	2015	2014
Net assets available for benefits per financial statements	$30,726	$30,059
Adjustment from contract value to fair value - current year	62	141
Benefit claims payable	(1)	(1)
Receivable on deemed distributions of participant loans	(10)	(10)
Net assets available for benefits per Form 5500	$30,777	$30,189

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE G – DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of the net investment appreciation per the financial statements to the Form 5500 for the year ended December 31:

2015
Plan interest in Ashland Inc. Savings Plan Master Trust investment loss	$(512)
Loan interest	76
Total net investment depreciation per the financial statements	(436)
Adjustment from contract value to fair value - current year	62
Reversal of prior year contract value to fair value adjustment	(141)
Total appreciation of investments per Form 5500	$(515)
NOTE H – TAX STATUS OF THE PLAN
On March 3, 2003, the Internal Revenue Service advised the Company that the Plan as amended through January 28, 2002 is a qualified plan and trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under provisions of Section 501(a) of the code.  The Plan has been amended since receiving the determination letter to include, among other things, the merger of the BetzDearborn Plan and the performance based and fixed contributions.  A subsequent, off cycle, filing was made with the Internal Revenue Service for amendments through January 31, 2008, the date of such filing.  By letter dated April 22, 2010, the Internal Revenue Service returned the filing to the Company because the filing was off cycle.  The Internal Revenue Service stated that the Plan should be filed during its remedial amendment cycle which ends on January 31, 2011.  The Company submitted an updated filing to the Internal Revenue Service in January 2011.  As of the date of these financial statements, a determination letter has not yet been received from the Internal Revenue Service; however, the Plan administrator and the Plan’s counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for the plan years ending prior to 2012.

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE I – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE J – SUBSEQUENT EVENT
Ashland Separation of Valvoline
On September 22, 2015, Ashland announced that the Board of Directors approved proceeding with a plan to separate Ashland into two independent, unrelated, publicly traded companies comprised of the new Ashland and Valvoline. Ashland has begun the process to separate its Valvoline business from its Specialty Ingredients and Performance Materials businesses while it finalizes the transaction structure and obtains customary regulatory and other approvals. Ashland intends for the separation, which is subject to final board approval prior to completion, to be tax free for Ashland shareholders. An initial public offering of up to 20% of the shares of Valvoline is anticipated in the fourth quarter of calendar year 2016. A spin of Ashland's remaining interest in Valvoline to Ashland's shareholders is anticipated approximately six months thereafter. Immediately following this spin, Ashland shareholders will own shares of both the new Ashland and Valvoline.
It has not yet been determined how the completion of the separation will impact the Plan or the financial statements.

SCHEDULE H

Ashland Inc. Union Employee Savings Plan
Employer Identification Number 20-0865835
Plan Number 020

Schedule H; Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2015
($ in thousands)
(a)	(b)	(c)	(d)	(e)
Identity of Issue		Description of Investment	Cost	Current Value
*	Participant Loans	1-9 Years, interest 4.25% - 9.25%	$0	$1,682

*	Indicates parties-in-interest to the Plan

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN

Date:	June 17, 2016	/s/J. Kevin Willis
J. Kevin Willis
Senior Vice President and Chief Financial Officer Chairperson of the Ashland Inc. Investment and Administrative Oversight Committee

EXHIBIT INDEX

23.1    Consent of Blue & Co., LLC